

Mail Stop 3561

March 27, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Miles W. McHugh
Chief Financial Officer
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

   Re: R.R. Donnelley & Sons Company
     Form 10-K for the year ended December 31, 2007
     File No. 001-4694

Dear Mr. McHugh:

   We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Capital Resources, page 43

1. At the end of this section, you state that your liquidity has remained strong throughout the ongoing credit market turmoil. In light of this assertion, please clarify the following disclosures with respect to your liquidity and capital resources:

   - You state that approximately $1.3 billion was available under your committed credit facilities at December 31, 2007. Please clarify whether or not the full amount is available for borrowing under the most restrictive of your financial covenents regarding interest coverage and maximum leverage.

   - You state that your $2.0 billion credit facility has a maturity date of January 8, 2012, which indicates that such credit facility is long-term in nature. However, you refer to short-term LIBOR based borrowings. Please further explain the nature of these LIBOR based borrowings.

   - You state there were $400.0 million of borrowings under your $2.0 billion credit facility at December 31, 2007. According to the disclosures in Note 13 to your consolidated financial statements, these borrowings are classified as current and had original maturities ranging from six months to one year. This disclosure appears inconsistent with your description of the related credit facility as a five-year facility. Please explain.

Consolidated Financial Statements

Note 2 – Acquisitions

2006 Acquisition, page F-11

2. Please explain to us why you have not yet finalized the recorded liability for tax contingencies associated with your acquisition of OfficeTiger on April 27, 2006, and how such allocation period is in compliance with the definition of "allocation period" contained in the glossary of SFAS 141.

Note 4 – Restructuring and Impairment Costs

Restructuring and Impairment Costs Charged To Results of Operations, page F-14

3. We note your disclosure here references the use of an independent appraiser as part of your annual impairment analysis. Please note that third parties relied upon for valuation are considered "experts" under Item 601 of Regulation S-K, and as such you must name the experts and file consent for use of their name in any registration statement into which these financial statements appear or are incorporated by reference. Therefore, in future filings, please either remove the reference to independent third party appraisers or name the experts and file their consent under Exhibit 23. Please note that, if you incorporate your 2007 Form 10-K by reference in the future, it must be amended either to exclude the reference to the experts or to name such experts.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Miles W. McHugh
R.R. Donnelley & Sons Company
March 27, 2008
Page 4

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief